Exhibit 21.1

SUBSIDIARIES OF PUBCO POST-BUSINESS COMBINATION

Entity	Jurisdiction
East Stone Acquisition Corporation	British Virgin Islands
Ufin Holdings Limited	Cayman Islands
Ufin (Hong Kong) Limited	Hong Kong
Nanjing Ufin Shuke Technology Group Co, Ltd.	PRC
Beijing Ufin Credit Technology Limited	PRC
Nanjing Ufin Insurance Technology Limited	PRC
Nanjing Ufin Data Technology Limited	PRC
Hainan Ufin Digital Technology Limited	PRC